Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Announces Fiscal Year 2008 Financial Results and filing of 2008
Annual Report on Form 20-F
     HUIZHOU, Guangdong, China, July 16 /PRNewswire-Asia-FirstCall/ — Qiao Xing Universal Telephone, Inc. (Nasdaq: XING) today announced its Fiscal Year 2008 financial results and the filing of its 2008 Annual Report on Form 20-F.
     Primarily due to the global economic downturn and the earthquake that took place in the Sichuan province of China in May 2008, our net sales revenue declined from Rmb3,874.1 million for the fiscal year 2007 to Rmb2,594.9 million (US$380.4 million) for the fiscal year 2008. However, our comprehensive gross margin increased from 25.2% in 2007 to 33.8% in 2008. As a result, our gross profit decreased from Rmb975.1 million in 2007 to Rmb875.9 million (US$128.4 million) in 2008, representing a decrease of 10.2%.
     Our major subsidiary, Qiao Xing Mobile Communication Co., Ltd (“QXMC”), a domestic manufacturer of mobile phone handsets in China, strategically shifted its products portfolio to target upper-middle-income consumers, especially young professionals, and significantly increased its gross margins from 28.2% in 2007 to 40.2% in 2008.
     For our COSUN-branded mobile phone business, the global economic recession, as well as intensive competition in the Chinese mobile phone markets (including competition from copy-catting handset producers which produce and distribute copied handsets that have no network access permits and pay no tax), created a substantial loss for our operation in 2008. We reported a decrease of 61.7% in net sales revenues and a gross loss of Rmb20.3 million (US$3.0million) for this business segment (compared with a gross profit of Rmb60.0 million in 2007). For the indoor phone business, net sales revenues for 2008 were Rmb252.2 million (US$37.0 million), representing an increase of 6.1% from 2007. The increase was primarily attributable to the big volume orders received from an overseas telecommunication operator under an agreement signed in 2007. However, the gross margin from the indoor phones decreased from 13.2% in 2007 to 11.6% in 2008 due to the global financial crisis and the appreciation of the Renminbi.
     For the fiscal year 2008, QXMC reported a net income of Rmb423.8 million (US$62.1million) and basic earnings per share after extraordinary gains of Rmb7.52 (US$1.10). Among the Rmb423.8 million (US$62.1million) net income in QXMC, Rmb161.8 million (US$23.7 million) was pertaining to minority interest when computing the Company’s share in QXMC’s net results. Qiao Xing Communication Holdings Limited (“QXCH”), another subsidiary of the Company engaged in the lower-end mobile phone handset business and indoor phone business, reported a net loss of Rmb291.0 million (US$42.7 million) for 2008, which was primarily due to the economic recession, and dramatically increased provisions for doubtful debts on accounts receivable in the amount of Rmb232.8 million (US$34.1 million) (compared with Rmb3.0 million in fiscal year 2007).
     The material loss from QXCH, as well as significant interest expenses equal to Rmb146.2 million (US$21.4 million) related to the convertible bonds outstanding in 2008 at the Qiao Xing Universal Telephone, Inc. company level, which consisted mainly of non-cash interest expense equal to Rmb131.6 million (US$19.3 million) and cash expense of Rmb14.6 million (US$2.1 million), led to a net loss of Rmb136.8 million (US$20.0 million) for the Company in 2008 and a basic loss per share after extraordinary gain of Rmb4.42 (US$0.65).
     Outlook
     We think our QXMC subsidiary will continue to capture market opportunities in the growth of 3G-related products and that it will continue its success by the launch of more luxury high-end mobile phone handset under its VEVA brand.
     We expect that in the first half of 2009, QXCH’s operations will not be likely to turn around to positive and we may consider the possibility of disposing of our lower- end mobile phone and indoor phone businesses from the Group.

     The Company is continuing its diversification strategy smoothly. We anticipate that our molybdenum business will generate substantial revenues, income and cash flow to the Group starting from the second half of 2009.
     The Company’s 2008 Annual Report on Form 20-F
     The Company filed its annual report on Form 20-F for the fiscal year ended December 31, 2008 with the Securities and Exchange Commission on July 15, 2009. The annual report can be accessed on the Company’s investor relations website at http://www.cosun-xing.com.
     We will provide a hard copy of the annual report on Form 20-F for the fiscal year ended December 31, 2008, which contains our audited consolidated financial statements, free of charge, to our shareholders upon request. Requests should be directed in writing to:
Qiao Xing Universal Telephone, Inc
Qiao Xing Industrial Zone, Tang Quan,
Huizhou, Guangdong, PRC
Postcode: 516023
     Conference Call Information
     The Company will hold a conference call on Friday, July 17, 2009 at 8:00am EDT (8:00 pm Beijing Time). The subject of the conference call will be “2008 Business Review and Outlook”.
The dial-in details for the live conference call are as follows:
International Access Number: +852 3005 2050
Hong Kong Access Number: 3005 2050
US Toll Free Access Number: 1866 549 1292
Participant PIN Code: 435809#
     Please dial in approximately 10 minutes before the scheduled time of the call.
     A live and archived webcast of the conference call will be available on http://www.cosun-xing.com.

     Appendix
QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2007 AND 2008

	2007	2008
	RMB’000	RMB’000	US$’000
ASSETS
Current assets:
Cash and cash equivalents	3,033,010	3,117,527	456,948
Restricted cash	197,951	263,800	38,666
Accounts receivable, net (includes net amount receivable from a related party of RMB179,935,000 (2007: RMB97,070,000))	941,518	934,107	136,916
Bills receivable	115,261	202,174	29,633
Inventories	304,024	241,310	35,370
Prepaid expenses	273,881	497,766	72,959
Other current assets	1,111,408	609,233	89,298
Due from related parties	27	25	4
Deferred income taxes	13,350	6,994	1,025
Deferred debt issuance costs, net	14,579	34,689	5,084
Total current assets	6,005,009	5,907,625	865,903
Property, machinery and equipment, net	192,601	183,137	26,843
Land use rights, net	36,106	35,304	5,175
Investment at cost	7,803	7,802	1,144
Goodwill	76,594	82,059	12,028
Other non-current assets	—	111,786	16,384
Other acquired intangible assets, net	60,728	22,766	3,337
Total assets	6,378,841	6,350,479	930,814

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowings	1,471,454	1,500,855	219,986
Accounts payable	180,573	112,957	16,557
Other payables	42,009	14,124	2,070
Accrued liabilities	104,984	87,763	12,864
Deposits received	4,539	3,236	474
Deferred revenues	26,402	58,560	8,583
Due to related parties	608	905	133
Taxation payable	73,301	64,238	9,416
Embedded derivative liability	19,004	127,080	18,627
Convertible notes	135,667	383,596	56,225
Total current liabilities	2,058,541	2,353,314	344,935
Convertible notes	189,660	—	—
Shareholders’ loans	7,194	6,729	986
Deferred income taxes	5,561	320	46
Total liabilities	2,260,956	2,360,363	345,967

Minority interests	1,095,917	1,008,786	147,862

Commitments and contingencies

Shareholders’ equity:
Common stock, par value RMB0.008 (equivalent of US$0.001); authorized 50,000,000 shares; outstanding and fully paid - 30,948,836 as of December 31, 2007 and 2008	251	251	37
Additional paid-in capital	1,737,541	1,867,512	273,728
Retained earnings	1,325,984	1,189,190	174,304
Cumulative translation adjustments	(41,808)	(75,623)	(11,084)
Total shareholders’ equity	3,021,968	2,981,330	436,985
Total liabilities, minority interests and shareholders’ equity	6,378,841	6,350,479	930,814

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
FOR THE YEARS ENDED DECEMBER 31, 2006, 2007 AND 2008

	2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
Net sales	3,221,212	3,874,107	2,594,948	380,352
Cost of goods sold	(2,651,392)	(2,898,964)	(1,719,024)	(251,964)
Gross profit	569,820	975,143	875,924	128,388
Operating expenses:
Selling expenses	(28,401)	(59,820)	(156,985)	(23,010)
General and administrative expenses	(126,076)	(131,074)	(338,751)	(49,652)
Research and development	(30,747)	(34,452)	(44,000)	(6,449)
In process research and development	(41,739)	—	—	—
Amortization of acquired intangible assets	(15,178)	(32,280)	(11,727)	(1,719)
Impairment of acquired intangible assets	—	—	(26,235)	(3,845)
Income from operations	327,679	717,517	298,226	43,713
Interest income	8,108	42,127	71,026	10,411
Exchange (loss) gain, net	3,225	28,255	(5,355)	(785)
Interest expense	(100,432)	(248,014)	(341,624)	(50,073)
(Loss) gain on remeasurement of embedded derivatives	(134,439)	(129,084)	160,036	23,457

Loss on extinguishment of convertible debts	—	(142,090)	(10,634)	(1,559)
Gain on disposal of interests in subsidiaries	—	482,614	2,269	333
Gain on issue/repurchase of stocks by subsidiary	—	383,965	4,351	638
Provision for litigation settlement	—	(15,319)	—	—
Other income (loss), net	4,453	59,055	(6,497)	(952)
Income before income tax	108,594	1,179,026	171,798	25,183
Provision for income tax	(58,192)	(124,120)	(164,187)	(24,066)
Income before minority interests	50,402	1,054,906	7,611	1,117
Minority interests	(84,473)	(168,554)	(144,405)	(21,166)
Net income (loss) before extraordinary items	(34,071)	886,352	(136,794)	(20,049)
Extraordinary items:
Gains on acquisitions of minority interests, net of nil tax	14,237	17,596	—	—
Net income (loss)	(19,834)	903,948	(136,794)	(20,049)

Other comprehensive income (loss) -
Translation adjustments	7,203	(50,106)	(33,815)	(4,956)

Comprehensive income (loss)	(12,631)	853,842	(170,609)	(25,005)

Basic earnings (loss) per common share:
Before extraordinary gain	RMB(1.44)	RMB24.46	RMB(4.42)	US$(0.65)
Extraordinary gain	RMB0.60	RMB0.49	RMB—	US$—

After extraordinary gain	RMB(0.84)	RMB24.95	RMB(4.42)	US$(0.65)

Diluted earnings (loss) per common share:
Before extraordinary gain	RMB(2.03)	RMB24.17	RMB(5.89)	US$(0.86)
Extraordinary gain	RMB 0.59	RMB0.48	RMB—	US$—
After extraordinary gain	RMB(1.44)	RMB24.65	RMB(5.89)	US$(0.86)

Weighted average number of shares outstanding
Basic	23,712,000	29,836,000	30,949,000	30,949,000
Diluted	24,016,000	30,200,000	30,949,000	30,949,000

QIAO XING UNIVERSAL TELEPHONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS
ENDED DECEMBER 31, 2006, 2007 AND 2008

	2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cash flows from operating activities:
Net income (loss)	(19,834)	903,948	(136,794)	(20,049)
Adjustments to reconcile net income (loss) to net cash flows from operating activities -
Depreciation of property, machinery and equipment	11,124	17,023	16,741	2,454
Amortization of land use right	4,130	4,539	803	118
Bad debt expense	2,116	2,961	232,841	34,128
Amortization of other acquired intangible assets	15,178	32,280	11,727	1,719
In process research and development	41,739	—	—	—
Stock-based compensation	58,707	38,626	14,669	2,150
Foreign exchange loss (gain)	(3,225)	(27,447)	5,355	785
Interest expense on shareholders’ loans	459	487	437	64
Amortization of deferred debt issuance costs	11,339	37,321	24,738	3,626
Accretion of convertible note discounts	36,880	140,251	188,201	27,585
Loss (gain) on remeasurement of embedded derivatives	134,439	129,084	(160,036)	(23,457)
Loss on extinguishment of convertible debts	—	142,090	10,634	1,559
Gain on disposal of interests in subsidiaries	—	(482,614)	(2,269)	(333)
Gain on sale/repurchase of stocks by subsidiary	—	(383,965)	(4,351)	(638)
Provision for litigation settlement	—	15,319	—	—
Net loss (gain) on disposal of property, machinery and equipment	8	99	(11)	(2)
Net gain on disposal of land use rights and construction-in-progress	—	(58,199)	—	—
Deferred income tax	(8,003)	(11,938)	1,115	163
Minority interests	84,473	168,554	144,404	21,166
Extraordinary gains on acquisitions of minority interests	(14,237)	(17,596)	—	—
Impairment of acquired intangible assets	—	—	26,235	3,845
Changes in operating assets and liabilities -
Accounts receivable	(185,469)	(104,834)	(225,430)	(33,042)
Bills receivable	(2,736)	306,386	(86,913)	(12,739)
Inventories	2,418	(71,166)	62,714	9,192
Prepaid expenses	(155,906)	167,402	(223,885)	(32,816)
Other current assets	9,273	(19,081)	(55,912)	(8,195)
Accounts payable	(112,141)	(45,066)	(67,616)	(9,911)
Other payables	(1,286)	(1,907)	(4,857)	(712)
Accrued liabilities	3,074	31,552	(17,220)	(2,524)
Deposits received	(8,693)	2,503	(1,304)	(191)
Deferred revenues	(38,053)	11,013	32,158	4,713
Taxation payable	(22,614)	27,029	(9,063)	(1,328)
Net cash provided by (used in) operating activities	(156,840)	954,654	(222,889)	(32,670)

Cash flows from investing activities:
Acquisitions of property, machinery and equipment	(168,461)	(8,017)	(14,225)	(2,085)
Acquisition of land use right	(39,004)	—	—	—
Expenditures on construction-in-progress	(1,190)	—	—	—
Net cash outflow on disposal of subsidiaries by QXMC	—	—	(1,162)	(170)
Net cash outflow from acquisition of minority interests	(170,343)	—	—	—
Proceeds from disposal of property, machinery and equipment	241	209	12,900	1,890
Proceeds from disposal of land use rights and construction-in-progress	—	180,000	—	—
Interest-bearing advances to a third party	—	(998,331)	—	—
Refund of interest-bearing advances	—	—	408,658	59,899
(Increase) decrease in restricted cash	(224,252)	175,822	(65,849)	(9,652)
Net cash provided by (used in) investing activities	(603,009)	(650,317)	340,322	49,882

	2006	2007	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cash flows from financing activities:
Increase in short-term borrowings	403,991	323,182	2,611,586	382,790
Repayment of short-term borrowings	—	—	(2,577,399)	(377,779)
Net proceeds from issuance of convertible notes	482,041	175,088	125,722	18,428
Net proceeds from exercise of options and warrants	259,637	30,911	—	—
Repayment of convertible notes	—	—	(171,763)	(25,176)
Net proceeds from issuance of common stock by the Company	317,900	114,534	—	—
Net proceeds from IPO of common stock by a subsidiary	—	1,026,610	—	—
Capital contributed by minority shareholders of a subsidiary	—	2,100	—	—
Net advances from related parties	2,088	3,495	297	44
Net cash provided (used) by financing activities	1,465,657	1,675,920	(11,557)	(1,693)

Effect of translation adjustments	(991)	(43,724)	(21,359)	(3,130)

Net increase in cash and cash equivalents	704,817	1,936,533	84,517	12,389
Cash and cash equivalents, beginning of year	391,660	1,096,477	3,033,010	444,559
Cash and cash equivalents, end of year	1,096,477	3,033,010	3,117,527	456,948

Supplemental disclosure of cash flow information:
Interest paid	50,374	60,459	115,696	16,958
Income tax paid	63,383	103,834	162,527	23,822
Non-cash investing and financing activities:
- Consideration for acquisition of equity interest in a subsidiary paid in the form of common stocks	185,721	—	—	—
- Consideration for extinguishment of convertible notes liability paid in the form of common stocks of a subsidiary	—	721,188	—	—
- Stock issuance costs paid in the form of share-based payment	48,631	8,183	—	—
- Subsidiary repurchased ordinary shares through the issuance of convertible notes	—	—	338,165	49,566
- Subsidiary issued ordinary shares on partial conversion of convertible notes	—	—	55,054	8,070
- Warrant issuance costs paid in the form of share-based payment	1,936	769	2,500	366
- Convertible note issuance costs paid in the form of share-based payment	28,796	9,891	31,451	4,610

     About Qiao Xing Universal Telephone, Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributors of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. During 2009, the Company has acquired the 100% equity interest in China Luxuriance Jade Company, Ltd and now has begun to diversify into the resource industry.
     For more details, please visit http://www.cosun-xing.com.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of July 16, 2009.
     For more information, please contact:
Rick Xiao
Tel: +86-752-2820268
Email: Rickxiao@qiaoxing.com
     SOURCE Qiao Xing Universal Telephone, Inc.